December 1, 2005

Mail Stop 3561

Jeffrey J. Misner
Chief Financial Officer
Continental Airlines, Inc.
1600 Smith St., Dept. HQSEQ
Houston, TX 77008

> **RE: Continental Airlines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **File No. 001-10323**

Dear Mr. Misner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief